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Re:	Merus Labs International Inc.
Change of Auditor Notice dated July 11, 2014

We have read the statements made by Merus Labs International Inc. in the Change of Auditor Notice dated July 11, 2014, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated July 11, 2014.

Yours very truly,

Deloitte LLP
Toronto, July 11, 2014